White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Placer Dome Discovers New Gold Zone on Indian Ranch Project, Cortez Trend

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
November 8, 2005

White Knight Resources Ltd. (the “Company”) has been informed by its joint venture partner, Placer Dome (U.S.) Inc., that it has encountered a significant gold intercept in hole PIR 05-10 on the Indian Ranch project. Hole PIR 05-10 was part of Placer’s 3-hole, 1830 metre drill campaign. The drill intercept of 9.1 metres of 1.58 g/ton is contained within a broad gold zone 102 metres thick grading 0.32 g/ton and occurs at a downhole depth of 426 metres. The mineralization is hosted within the upper Roberts Mountain formation which hosts the Pipeline and lower portions of the Cortez Hills deposits. The thickness of alteration, as well as mineralization, is consistent with many of the larger Carlin-type gold deposits. Holes PIR 05-9 and PIR 05-11 were unmineralized.

Based on the information received to date, White Knight believes a Carlin System may be developed within the preferred stratigraphic horizon. The gold intercept and drilled alteration suggests potential for a nearby Carlin-style deposit. Placer has mobilized a drill rig for follow-up on this new discovery and a program of four to six holes totaling 1800 to 2400 meters is in progress.

About the Company

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet. The Indian Ranch property is located within the Cortez Trend, north central, Nevada. The Company owns an undivided 75% interest. Placer Dome may earn 60% of the Company’s interest by spending US$2,000,000 over a 4-year period. Upon vesting its 60% ownership, Placer Dome can elect to earn an additional 15% by financing a feasibility study on the property.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.